Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	State or other jurisdiction of incorporation or organization
InterActual Technologies, Inc.	California, USA
Sonic IP, Inc.	California, USA
MGI Software Corp.	Canada
Roxio CI, Ltd.	Cayman Islands
Live Picture S.A.R.L.	France
OLI V R Corporation Ltd.	Israel
Roxio Japan, KK	Japan
Sonic Solutions Japan, KK	Japan
Sonic Software (Shanghai) Co., Ltd	PRC (China)
Roxio UK, Ltd.	United Kingdom